

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

December 14, 2006

William J. Ginivan
Senior Vice President and General Counsel
FBR Capital Markets Corporation
1001 Nineteenth Street North, 18th floor
Arlington, VA 22209

Re: FBR Capital Markets Corporation
Registration Statement on Form S-1
Filed on November 17, 2006
File No. 333-138824

Dear Mr. Ginivan:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Based on the company's consolidated balance sheets for the period ended September 30, 2006, we note that a significant portion of the company's assets are investment securities. It appears that the company may be an investment company under section 3(a)(1)(A) or (C) of the Investment Company Act of 1940. We note that although we were able to examine the Company's consolidated balance sheets for the period ended September 30, 2006, we were unable to perform the analysis required under section 3(a)(1)(C) of the Company Act. Please provide us with a written response analyzing the company's status as an investment company under the Company Act. If you have any questions, Susan Olson of the Division of Investment Management can be reached at 202-551-6864.

2.   All exhibits are subject to our review. Accordingly, please file or submit all of your
        exhibits with your next amendment, or as soon as possible. Please note that we may have
        comments on the legal opinion and other exhibits once they are filed. Understand that we
        will need adequate time to review these materials before accelerating effectiveness.

3.   Please do not use smaller type in tables and footnotes, as you do in the financial tables
        and footnotes, for example.

Cover Page

4.   Because there is currently no market for your common shares please revise your cover
        page and plan of distribution to provide that selling shareholders will sell at a fixed price
        or bona fide range until your securities are quoted on the Nasdaq Global Market and
        thereafter at prevailing market prices or privately negotiated prices. See Item 16 of
        Schedule A to the Securities Act of 1933 and Item 503(b)(3) of Regulation S-K.

Summary, page 1

5.   We note the comparative and factual assertions throughout your prospectus as to the size
        of your operations and market share, your leading positions, and certain information
        related to your industries. For example, and without limitation, we note your reference in
        the first paragraph to data obtained from Dealogic. You also reference Thompson
        Venture Economics and National Venture Capital Association on pages 63 and 66.
        Please advise us as to whether your basis for your comparative and factual assertions is
        based on the most recently available data and, therefore, is reliable. In addition, if you
        funded or were otherwise affiliated with any sources that you cite, please disclose this
        fact. Otherwise, please confirm to us that your sources are widely available to the public.
        If any of the sources are not publicly available, please either file consents or explain to us
        why you are not required to do so under Section 7 of the Securities Act and Rule 436 of
        Regulation C.

6.   Please balance the summary discussion with the risks that face your company. In
        particular, we note your risk factor on page 27 which states that investors should not rely
        on the lock-up agreements with FBR TRS Holdings and Crestview.

Overview, page 1

7.   Currently, your summary is written from the perspective of someone who is already quite
        familiar with the transaction and the entities involved. For example, please clarify in
        plain English that FBR Group is separating its investment banking and mortgage banking
        businesses and explain why . Since you do not discuss your structure until page 6, please
        clarify in the first paragraph of your summary that FBR Capital Markets Corporation is a
        subsidiary of FBR Group and is a holding company for FBR Group's investment

banking, institutional brokerage, research, and its asset management businesses. Clarify whether both companies will continue to operate as they have and be managed by the same people.

8.   Please revise to explain to investors what a "taxable REIT subsidiary" is and what its tax consequences are. We note this disclosure on your cover page.

9.   Identify the purchasers or class of purchasers who purchased the other 20% in the private offering.

10.   Please quantify and state the placement fee paid to the Crestview affiliate.

11.   Please quantify and state the value of the options and any other distributions to your officers, directors and key employees granted in connection with the 2006 private offering.

12.   Please clarify your assertions about your competitive position within your industry. For example, your disclosure that you are "ranked the number one book-running manager for U.S. issuers of common stock in initial public offerings and Rule 144A offerings on a combined basis" does not specify whether you are referring to number of transactions or deal value. Also explain in greater detail what you mean by ranking based on a gross or net fee per capital raising transaction and what "a leading U.S. investment bank" and "top-tier underwriter" means. Note that this is not meant to represent an all-inclusive list of where your Summary should be improved. We encourage you to provide quantification and further clarification throughout this discussion.

Our Formation Transactions and Structure, page 6

13.   Please explain why there are separate entities for the intermediate holding companies. What is the function of each?

Our Relationship with Friedman, Billings, Ramsey Group, Inc., page 7

14.   We note your disclosure in the second to last paragraph of this section on page 9. Please revise to briefly state here, with more detail in the body of your prospectus, how you intend to resolve these conflicts of interest. What specific policies will be adopted and how will these conflicts of interest be addressed?

Risk Factors, page 14

15.   Please delete the second and third sentences of the first paragraph on page 14. All material risks should be described. If risks are not deemed material, you should not reference them.

16.   Please add a risk factor noting that you have been losing money in recent periods.

We encounter intense competition for qualified professionals…, page 15

17.   Please revise to provide more information so that investors may better assess the risks
        you face. For example, we note your disclosure "from time to time, we have experienced
        losses of investment banking, brokerage, research, and other professionals…." Please
        revise to include more specific information.

We will incur substantial costs in connection with becoming a public company…, page 21

18.   Please quantify the substantial costs you will incur in connection with becoming a public
        company.

You should not rely on the lock-up agreements…, page 27

19.   Please revise to disclose the "certain specified circumstances" in which Crestview and
        FBR TRS may transfer the shares subject to the lock-up agreements.

Selling Shareholders, page 31

20.   Please identify the selling shareholders and disclose how each seller acquired the
        securities.

21.   Please disclose any material relationship that the selling stockholders may have had with
        the registrant or any of its predecessors or affiliates over the last three years.
        Alternatively, you may provide cross references to this information. See Item 507 of
        Regulation S-K.

22.   We note the heading for the last column of your table. Please note that Item 507 requires
        you to disclose the amount and (if one percent or more) the percentage of the class to be
        owned by such security holder after completion of the offering.

23.   Please identify which selling shareholders are broker-dealers or affiliates of a broker-
        dealer. If a selling shareholder is an affiliate of a broker-dealer, provide the following
        representations in the prospectus: (1) the seller purchased in the ordinary course of
        business, and (2) at the time of the purchase of the securities to be resold, the seller had
        no agreements or understandings, directly or indirectly, with any person to distribute the
        securities. If you cannot provide these representations, state that the seller is an
        underwriter.

24.   Please disclose the factors you considered in determining the offering price. See Item 505
        of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
35

Results of Operations, page 39

25.   Please expand your discussion under results of operations for all periods to describe
        unusual or infrequent events, significant economic changes, and significant components
        of revenue and expenses. For example, your discussion of the decrease in net income
        from September 30, 2005 to September 30, 2006 does not explain why (a) fewer lead- or
        co-lead transactions were completed; (b) the number of advisory engagements increased;
        (c) there was an increase in both trading gains and trading volume; and (d) there was a
        decrease in the average net assets under your management.

26.   Please discuss with quantification the business reasons for the changes between periods
        in the pre-tax income (loss) of each of your reportable segments. In doing so, please be
        sure to address both changes in the dollar amount of segment pre-tax income (loss)
        between periods and as well as changes in segment pre-tax income (loss) as a percentage
        of segment revenue between periods.

27.   Please discuss on page 42 the business reasons for the changes between periods in your
        revenues from mortgage sales and trading activities and the reasons for the significant
        increase in interest expense, rather than just disclosing the amounts related to the 2006
        interim period.

28.   Please include the disclosure required by Section 501.06.b. of the Financial Reporting
        Codification regarding any debt or equity transactions of the type described in that
        Section. Your disclosures on pages 51 and 52 do not appear to fully explain your risk-
        reward exposure, your lending and/or investing policies, your credit and risk
        management policies, the level of activity during each period, the amounts of holdings as
        of each balance sheet and during the period, or include an analysis of the actual and
        reasonably likely material effects of these matters on your results of operations. Please
        provide a more detailed discussion.

29.   On page 44 you state that during 2005 you initiated mortgage sales and trading activities.
        You have recorded mortgage trading net investment losses during 2005 as well as the
        nine months ended September 30, 2006. Please discuss the overall market conditions that
        these activities are subject to and the impact of these market conditions during each
        period presented as well as the period subsequent to September 30, 2006. Please discuss
        the impact these conditions are reasonably likely to have on your mortgage trading
        interest income, mortgage trading net investment loss, and interest expense in future
        periods. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Liquidity and Capital Resources, page 47

30.   Please highlight the significant variations between net income (loss) and operating cash flows. Implications of the variance should be explained in terms of the implications for both liquidity and earnings trends.

31.   Please use your statement of cash flows in analyzing your liquidity and present a balanced discussion dealing with your cash flows from investing and financing activities as well as cash flows from operating activities. In doing so, please also be sure to address the business reasons for changes between periods in each of these cash flow classifications. Refer to Sections 501.03.a. and 501.13.b. of the Financial Reporting Codification for additional guidance.

32.   On page 48, you discuss your repurchase agreements. However, you do not appear to discuss your reverse repurchase agreements here. Please do so. See Section 501.10 of the Financial Reporting Codification.

Distributions and Contributions, page 50

33.   Please explain the reasons for each distribution and contribution you mention.

34.   Describe how the interests in the hedge and private equity funds were funded. For example, were they funded with cash, debt or carried interest?

Contractual Obligations, page 50

35.   Please present each different type of contractual obligation separately in the table. Capital and operating lease commitments should not be combined in the table. Debt obligations should not be combined with rental commitments in the table. See Item 303(a)(5) of Regulation S-K.

36.   Please include the payments you are contractually obligated to make to FBR Group in the actual contractual obligations table, rather than just disclosing them separately outside of the table. Since these are related party in nature, please also either show them in a separate line item in the table or continue to present the separate paragraph below the table as well. Similarly revise your disclosure in Note 10 of the financial statements as well.

37.   Please revise your table of contractual cash obligations to include the following as separate line items, if applicable:

        (a) Estimated interest payments on your debt; and

(b) Estimated payments under interest rate swap agreements.
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Market Risk and Credit Risk, page 51

38.   Please revise your disclosure to provide the information required by Item 305 of Regulation S-K for each of your market risks, including fluctuations in prices of equity securities and fluctuations in the value of financial instruments as a result of changes in interest rates. Specifically, state how you manage each of the above market risks. In addition, include quantitative disclosures using one of the three prescribed methods. Refer to Section 507.02 of the Financial Reporting Codification for additional guidance.

Accounting for Related Party Contractual Arrangements Between Us, FRB Group, and Crestview, page 54

39.   Please only provide pro forma statement of operation information for the year ended December 31, 2005 and the nine months ended September 30, 2006. Refer to Rule 11-02(c)(2)(i) of Regulation S-X.

40.   For any of the contractual arrangements not reflected in the pro forma financial information, please disclose why you have not included the impact of these arrangements in the pro forma financial information.

41.   Please consider presenting this pro forma financial information in a columnar format. There should be separate columns for the historical financial information, pro forma adjustments, and pro forma financial information. In any event, please clearly disclose each amount being added and each amount being deducted from each line item to arrive at the pro forma amounts for each period presented. Please also disclose how you computed the amount of each pro forma adjustment made. Refer to Rules 11-02(b)(4) and (6) of Regulation S-X.

42.   Please also provide pro forma basic and diluted earnings per share information. Please include a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS to clearly show how you are arriving at your pro forma EPS amounts. Please also disclose any shares not included for anti-dilution reasons. Refer to Rule 11-02(b)(7) of Regulation S-X.

43.   Please consider whether you need to give pro forma effect for income taxes that may be different after either the private equity transaction or the public offering. If not, please tell us why not. Please also clearly explain on pages 8 and 84 and elsewhere in the filing the existence or absence of a tax sharing agreement for periods after the private offering.

Our Business, page 57

44.   Please include a table listing all your funds, including hedge, private equity and venture
        capital funds, to identify as of a recent date:

        •   the IRR or a comparable performance measure,
        •   the net asset value,
        •   your equity investment,
        •   whether each fund is registered or unregistered,
        •   whether you are the general manager or investment advisor for each fund, and
        •   your fees or incentive income from such fund.

45.   We note that you intend to invest your own capital in the asset management business.
        Explain how you structure the funds and how initial capital commitments are determined
        and funded. Do the officers, directors, the company or their affiliates directly invest in
        the funds or do they use carried interest? If they use direct investments, how are they
        funded? Please also explain how you invested capital in the merchant banking business.
        As appropriate, please also address this comment under the Liquidity and Capital
        Resources section in MD&A.

46.   Describe the legal remedies, whether by agreement or otherwise, that investors or the
        funds have against the company, the principals or their affiliates to recover losses related
        to misrepresentation, fraud or poor investments.

Regulation, page 68

47.   We note your disclosure in the carry-over paragraph beginning on page 68 regarding soft
        dollar practices. If material, please revise to include risk factor disclosure concerning
        your reliance on "soft dollars" to fund brokerage and research activities.

Executive Compensation, page 75

48.   We note your disclosure that executive officers will be compensated according to the
        management services agreement and FBR Group's Key Employee Incentive Plan. Please
        revise further to provide more detail concerning how your executives and directors will
        be compensated under this arrangement.

Compensation of Directors, page 75

49.   Please revise to provide more detail concerning bonuses payable to directors. We note
        your disclosure on page 83.

Certain Relationships and Related Party Transactions, page 81

50. Since FBR Capital Markets Corporation was formed in connection with the 2006 private offering, please provide the disclosure required by Item 404(d) of Regulation S-K relating to promoters.

Principal Shareholders, page 88

51. Please identify the natural person or persons who have voting or investment control over the securities that Crestview beneficially owns. See Interpretation 4S of Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations.

Legal Matters, page 100

52. Please revise to describe the "certain legal matters" referred to in the first sentence. Also, please revise to disclose counsel's address. See paragraph 23 of Schedule A to the 1933 Act.

Where You Can Find More Information, page 100

53. Please remove the language in the middle of the first paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the application form. Please also apply this comment to your disclosure in the italicized paragraph under the subheading "Description of Capital Stock" on page 90.

Financial Statements

General

54. Please help us understand the differences between the revenue and pre-tax income (loss) amounts reported for the capital markets and asset management segments in your segment information note and in the segment information note included in FBR Group's Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarter ended September 30, 2006. Your explanation should include why 2005 revenues and pre-tax income for capital markets would be higher in your segment information note.

Consolidated Balance Sheets, page F-3

55. Please clearly identify receivables from and payables to customers on the face of your balance sheet as shown in Exhibit 4-3 of the of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities. Please also clearly identify payables to the

clearing broker. If, as we assume based upon your disclosure on page F-9, you are netting some of these amounts, please disclose in a footnote the assets and liabilities that you are netting and your basis for doing so. Please also supplementally tell us in greater detail how you met each of the criteria in FIN 39. Refer also to paragraphs 4.34 and 7.25 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities and EITF Topic D-43.

56.   As you are aware, repurchase agreements and reverse repurchase agreements that are accounted for as secured borrowings should be recorded as both assets and liabilities on your balance sheet and may only be netted if the conditions in FIN 41 are met. Please disclose briefly in a footnote how you met the conditions in FIN 41 to permit any netting that you are doing.

Consolidated Statements of Operations, page F-4

57.   Please present revenues related to agency commissions separately from those related to principal transactions similar to that shown in Exhibit 4-4 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities. Please similarly revise the table on page 41 and the related MD&A discussions. Please also disclose in a footnote your principal transaction revenues for each period by reporting category, such as but not limited to, fixed income, equity and foreign exchange and other derivative instruments.

Note 2. Summary of Significant Accounting Policies, page F-8

58.   Please disclose in one footnote the different types of derivative transactions that you enter into and then refer readers to the other locations in the footnotes that discuss each type of derivative in greater detail. The disclosures required by paragraphs 44 to 45 of SFAS 133 and Rule 4-08(n) of Regulation S-X may be addressed in either place.

Recent Accounting Pronouncements, page F-12

59.   Since your initial registration statement was not effective by November 15, 2006, you should apply the guidance in SAB 108 to the financial statements included in this filing. Please revise your disclosure to indicate that you have adopted SAB 108 and, if true, that the impact was not material. See footnote 6 of SAB 108.

Note 3. Related-Party Transactions

Cost Allocations, page F-14

60.   We remind you that SAB Topic 1:B:1 states that the historical income statements of a registrant should reflect all costs of doing business in general. If true, please disclose that all costs have been reflected in the financial statements provided. If expenses have been

allocated, please disclose the allocation method used for each material type of cost allocated and management's assertion that the methods used are reasonable.

61.   Please provide an estimate of additional expenses you would have incurred if you had operated as an unaffiliated entity for each period presented. Refer to Question 2 of SAB Topic 1:B.1.

Note 4. Investments

Institutional Brokerage Trading, page F-16

62.   So that readers may better asses the risk associated with your institutional brokerage trading related securities, please present US government securities separately from those of other government and agency-backed securities in the table on page F-17, similar to that shown in Note 6 of the sample footnotes shown in the Exhibits to Chapter 4 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities.

Long-term Investments, page F-17

63.   Please disclose in greater detail the methods you use to estimate the carrying amounts of the long-term investments with no ready market. See paragraphs 12 to 14 of SOP 94-6 and paragraphs 4.68 to 4.71 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities.

64.   Please disclose why there are no unrealized gains or losses associated with your marketable equity securities that you account for as available-for-sale securities for either 2005 or the interim 2006 period. Please also explain why the amounts in 2004 are so nominal. Does the fair value not fluctuate at all? If not, why not? Do you have no unrealized gains or losses in accumulated other comprehensive income related to these securities? Please explain how you addressed the disclosure requirements of paragraph 21 of SFAS 115. Please also tell us how you determined it was appropriate to classify these as available-for-sale instead of trading pursuant to paragraph 12 of SFAS 115.

65.   Please disclose how changes in fair value of your investment securities that are marked to market are reflected in your financial statements. If they are treated similar to available-for-sale securities accounted for under SFAS 115, please address the disclosures required by SFAS 115 for these securities as well.

Reverse Repurchase Agreements, page F-19

66.   Given that the aggregate carrying amount of your reverse repurchase agreements exceeds 10% of your total assets as of December 31, 2005, please provide the disclosures called for by Rule 4-08(m)(2) of Regulation S-X, or tell us where they have been provided.

Note 7. Borrowings

Commercial Paper and Repurchase Agreements, page F-21

67.   Given that it appears the carrying amount or market value of the assets sold under
        repurchase agreements exceeds 10% of your total assets as of December 31, 2005, please
        provide all of the disclosures required by Rule 4-08(m)(1)(ii) and (iii) of Regulation S-X,
        or tell us where they have been provided.

Note 8. Income Taxes, page F-21

68.   You state that your current income expense or benefit is calculated generally on a
        separate company basis. Please clarify what you mean by generally. If your financial
        statements do not reflect the tax provision on a separate return basis, please provide pro
        forma financial information reflecting a tax provision calculated on the separate return
        basis. Refer to Question 2 of SAB Topic 1:B.1.

Note 11. Shareholders' Equity, page F-25

69.   Please tell us how you have accounted for your registration rights agreements, including
        what consideration was given to SFAS 133, EITF 00-19, and EITF 05-04.

Equity Offering, page F-25

70.   You state that affiliates of Crestview Partners may purchase up to 2,600,000 shares of
        your Class A common stock. Based on the terms and conditions of the option
        agreements, these options have been accounted for as permanent equity. On page 9 you
        indicate that the exercise price of these options is equal to $17.14 per share, subject to
        adjustment under certain circumstances. Please help us understand how you determined
        it was appropriate to account for these options as permanent equity, with reference to the
        accounting literature considered including EITF 00-19.

Stock Compensation Plans

FBR Capital Markets Corporation 2006 Long-Term Incentive Plan (FBR Capital Markets Long-
Term Incentive Plan), page F-26

71.   Your disclosure on page 77 indicates that options to purchase 724,500 shares of your
        common stock were granted to your executive officers. An additional 3,385,000 options
        were granted to other officers and key employees. Please also include the 724,500 of
        options in your disclosures, or tell us why additional disclosure is not required for these
        options pursuant to paragraph 64 and A240 of SFAS 123 (R).

Note 13. Fair Value of Financial Instruments, page F-29

72.   You state that substantially all financial instruments used in your trading and investing
        activities are carried at fair value or amounts that approximate fair value. Fair value is
        based generally on listed market prices or broker-dealer price quotations. Please expand
        your disclosure to clearly state when you do not use listed market prices or broker-dealer
        price quotations and the specific methods used to determine fair value of these financial
        instruments. Please specifically disclose each type and corresponding amount for each
        type of financial instruments for which you do not use listed market prices or broker-
        dealer price quotations.

Note 14. Segment Information, page F-30

73.   Your total assets decreased by 22% from December 31, 2005 to September 30, 2006.
        Please revise your segment information for the interim periods to include information
        regarding the assets allocated to each segment as required by paragraph 33.d. of SFAS
        131.

74.   Your discussion of the capital markets segment in MD&A indicates that the operating
        results of your capital markets operations are being reviewed at least at the investment
        banking and institutional brokerage level in order to allocate resources and assess your
        performance. Please tell us what you consider to be your operating segments under
        paragraph 10 of SFAS 131 and explain why. Your explanation should identify who your
        chief operating decision maker is and how you determined your chief operating decision
        maker in accordance with paragraph 12 of SFAS 131.

75.   Please tell us how you determined you have one reportable segment related to your
        capital markets operations. Please tell us how you determined that each of your
        operating segments have similar economic characteristics and meet each of the other
        criteria required by paragraph 17 of SFAS 131 for aggregation. In doing so, please
        address any apparent differences in economic characteristics and trends between each
        segment being aggregated. Please provide us with your key metrics used in your
        quantitative analysis for each of the last five fiscal years, the most recent interim periods,
        and each subsequent year and interim period for which you have budgeting information.
        Please ensure that you also show the dollar and percentage changes from period to period
        in your analysis. Please include detailed explanations for any apparent differences in
        economic characteristics and trends for a given operating segment when compared to
        another operating segment for a given period or over several periods. Explain why each
        of these differences would not be considered an indication of differences in economic
        characteristics between the two operating segments and your basis for concluding that
        each difference is temporary. Refer to paragraphs 17 and 18 of SFAS 131; EITF 04-10;
        and Question 8 of the FASB Staff Implementation Guide for SFAS 131.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nudrat Salik at (202) 551-3692 or in her absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Daniel M. LeBey, Esq.
        Hunton & Williams LLP
        Riverfront Plaza, East Tower
        Richmond, VA 23219